January 30, 2009
Mr. Kevin W. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, D.C. 20549

Re:	Hudson Valley Holding Corp Form 10-K for the year ended December 31, 2007 Filed March 14, 2008 Form 10-Q for the period ended September 30, 2008 Filed November, 10, 2008 File No. 0-30525
Dear Mr. Vaughn:
Set forth below are our responses to your comment letter dated January 13, 2009. Our responses take into consideration our telephone call with you and Brittany Ebbertt on Thursday, January 29, 2009. For your convenience, the text of each comment precedes the response.
Form 10-Q for the period ended September 30, 2008
Note 8. Fair Value, page 14
1.	We note your response and revised disclosures to prior comment 9, specifically your inclusion of a rollforward of items measured at Level 3 on a recurring basis for the nine-month period ended 9/30/08. Please note that a rollforward of items measured at Level 3 on a recurring basis should be presented for each period for which an income statement is presented. Therefore, please revise future filings to present your Level 3 rollforward for both current and prior periods and for all interim periods, as appropriate.

Mr. Kevin W. Vaughn
United States Securities and
Exchange Commission
January 30, 2009
Response:

The disclosure will be revised in future filings in response to your comment.
Management’s Discussion and Analysis
Allowance for Loan Losses, page 34
2.	We note your response and revised disclosures to prior comments 3, 4, 5 and 6. While recording an “unallocated” allowance for loan losses is not prohibited under GAAP, we continue to question the significance of your unallocated allowance balance in comparison to your allocated allowance for each loan category. Specifically, we note that non-accrual loans and charge-offs, which are the basis for your determination of the specific and formulaic allowances, have increased for Real Estate-Construction, Real Estate-Residential and Commercial & Industrial loan categories, while the allocated allowance for each of these categories has decreased between December 31, 2007 and September 30, 2008. Please tell us in further detail the reason for the directional inconsistency between the allocated allowance and credit quality trends within these three loan categories.

Response:

In response to your comment, we will revise future filings to allocate the allowance for loan loss by loan type considering all relevant factors, and essentially eliminate the unallocated component. The disclosure will explain how we determined the amount of the allowance for loan losses allocated to each loan category. Further, our consideration of the December 2006 Interagency guidance concerning our allowance methodology, the other relevant factors, trends and conditions we considered in determining our allowance allocation to each loan category will be discussed. We believe this will result in a more clear and transparent understanding of the directional consistency of our allowance with historical experience, changes in non-accrual loans, charge-offs, trends, conditions and other relevant factors. We will submit to you during the week of February 16, 2009 our full disclosure on our allowance for loan losses and related matters as we would expect to include such in our Form 10-K for the year ended December 31, 2008.

Mr. Kevin W. Vaughn
United States Securities and
Exchange Commission
January 30, 2009
3.	The December 2006 Interagency guidance you referenced in your response states that “for analytical purposes, an institution should attribute portions of the ALLL to loans that it evaluates and determines to be impaired under FAS 114 and to groups of loans that it evaluates collectively under FAS 5. However, the ALLL is available to cover all charge-offs that arise from the loan portfolio.” It appears you have performed this analysis, based on the fact that non-accrual loans and charge-offs have increased. Tell us in detail how you determined the appropriate amount of allowance for loan losses to allocate to each of your loan categories, specifically taking into consideration the following:
•	The fact that the allocated allowance amount does not appear to adequately cover the total of non-accrual loans and charge-offs within some of the loan categories;

•	The fact that certain of your descriptions of amounts captured within your unallocated allowance appear to be specifically identifiable to individual loan categories. For example, your disclosures on page 35 of your September 30, 2008 Form 10-Q identified various characteristics and trends within individual loan categories that are disclosed to have been considered in computing your unallocated allowance.
Response:

Refer to our response to your comment 2 herein.

4.	The December 2006 Interagency guidance further states that “when estimating credit losses on each group of loans with similar risk characteristics, an institution should consider its historical loss experience on the group, adjusted for changes in trends, conditions, and other relevant factors that affect repayment of the loans as of the evaluation date.” It appears from your disclosure on pages 34 and 35 that you consider these types of trends, conditions and other relevant factors in determining your unallocated allowance component, but not in determining your formula-based allowance component. Please tell us how you considered this guidance in determining your allowance methodology.

Response:

Refer to our response to your comment 2 herein.

Mr. Kevin W. Vaughn
United States Securities and
Exchange Commission
January 30, 2009
5.	Please tell us the nature of the “operation errors” that were unrelated to the performance of the borrower or any reduction in collateral value and how they resulted in a $950,000 loss.

Response:

The $950,000 loss resulted from an unauthorized and erroneous increase on our loan system to a borrowers approved home equity line of credit. The erroneous increase was caused by an employees failure to follow prescribed policies and procedures. As a result, the borrower drew the funds from the line. The borrower paid all interest due on a timely basis for a period of approximately two years. The error was detected at year end 2007 when the borrower defaulted on their loan. The authorized loan amount was ultimately repaid by the borrower based upon the collateral pledged. The remaining $950,000 was unsecured and has not been repaid. We have pursued collection without any success to date.
Please direct any questions or comments you may have to my attention.
Very truly yours,
Stephen R. Brown
Senior Executive Vice President
Chief Financial Officer and Treasurer

cc:	Mr. James J. Landy President and Chief Executive Officer Hudson Valley Holding Corp.

Wendy Campbell Crowe Horwath LLP Michael Rave Day Pitney LLP

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